Exhibit 5.1

ORRICK, HERRINGTON & SUTCLIFFE LLP THE ORRICK BUILDING 405 HOWARD STREET SAN FRANCISCO, CALIFORNIA 94105-2669 tel +1-415-773-5700 fax +1-415-773-5759 WWW.ORRICK.COM

December 5, 2008

Cell Therapeutics, Inc.

501 Elliott Avenue West, Suite 4000

Seattle, WA 98119

Re:	Registration of Securities of Cell Therapeutics, Inc.

Ladies and Gentlemen:

This opinion is furnished to Cell Therapeutics, Inc., a Washington corporation (the “Company”), in connection with the proposed offer and sale by the Company of up to $32,651,321 in aggregate principal amount of 10% Convertible Senior Notes due December 4, 2011 (the “Convertible Notes”), an additional $6,000,000 in aggregate principal amount of Series C 10% Convertible Notes (the “C Convertible Notes” and together with the Convertible Notes, the “Registered Securities”) and 282,126,430 shares of the Company’s common stock underlying the Registered Securities (the “Shares”) pursuant to Registration Statements on Form S-3 (File Nos. 333-131533, 333-149982 and 333-153358) and a prospectus thereunder dated September 19, 2008 and prospectus supplement dated December 4, 2008 (together, the “Prospectus”).

We have reviewed, among other things, (i) the Securities Purchase Agreement, dated December 4, 2008, between the Company and the purchaser party thereto (the “Purchase Agreement”), (ii) the Indenture Agreement, dated December 5, 2008, by and between the Company and U.S. Bank National Association, as Trustee (the “Indenture”), (iii) the Amended and Restated Articles of Incorporation of the Company, as in effect as of the date hereof (the “Restated Articles”), (iv) a recent Certificate of Existence/Authorization relating to the Company, issued by the Secretary of State of the State of Washington, (v) the Amended and Restated Bylaws of the Company, as in effect as of the date hereof, (vi) the form of note for the Registered Securities, and (vii) the records of the corporate proceedings and other actions taken or proposed to be taken by the Company in connection with the authorization, issuance and sale of the Registered Securities and the Shares. We have made such other factual inquiries as we deemed necessary to render this opinion.

Cell Therapeutics, Inc.

December 5, 2008

Based upon the foregoing and our examination of such questions of law as we have deemed necessary or appropriate for the purpose of our opinion, and subject to the limitations and qualifications expressed herein, it is our opinion that:

1. The Shares have been duly authorized by all necessary corporate action on the part of the Company and, when and if duly issued upon conversion of the Convertible Notes pursuant to the terms of the Convertible Notes (and Indenture) (and similar indenture for the C Convertible Notes, if applicable), and the countersigning of a certificate or certificates representing the Shares by a duly authorized signatory of the registrar of Common Stock, the Shares will be validly issued, fully paid and non-assessable.

2. Each of the Convertible Notes and the Indenture has been duly authorized by all necessary corporate action on the part of the Company, executed and delivered by the Company and constitutes the valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, and the C Convertible Notes (and corresponding indenture), when, as and if sold and issued, will be duly authorized by all necessary corporate action on the part of the Company, executed and delivered by the Company and constitute the valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

Our opinion that any agreement is valid, binding or enforceable in accordance with its terms is qualified as to:

(a) limitations imposed by bankruptcy, insolvency, reorganization, arrangement, fraudulent conveyance, moratorium, or other laws relating to or affecting the rights of creditors generally;

(b) rights to indemnification and contribution which may be limited by applicable law and equitable principles;

(c) the unenforceability under certain circumstances of provisions imposing penalties, forfeiture, late payment charges, or an increase in interest rate upon delinquency in payment or the occurrence of any event of default; and

(d) general principles of equity, including without limitation concepts of materiality, reasonableness, good faith and fair dealing, and the possible unavailability of specific performance or injunctive relief, regardless of whether such enforceability is considered in a proceeding in equity or at law.

Cell Therapeutics, Inc.

December 5, 2008

Insofar as our opinion that any agreement is valid, binding and enforceable pertains to the parties’ agreement that the law of the State of New York shall be the governing law of such agreement, our opinion is based solely on Section 5-1401 of the New York General Obligations Law. We express no opinion as to the validity of such statute under the Constitution of the United States of America, particularly in circumstances where the agreements bear no reasonable relation to the State of New York.

This opinion is limited to the federal laws of the United States of America and the laws of the State of Washington and the State of New York, and we disclaim any opinion as to the laws of any other jurisdiction. We further disclaim any opinion as to any statute, rule, regulation, ordinance, order or other promulgation of any regional or local governmental body or as to any related judicial or administrative opinion.

We hereby consent to the filing of this opinion as an exhibit to the current report on Form 8-K to be filed with the Commission on or shortly after the date hereof for incorporation by reference into the Registration Statement and to the references to this firm under the heading “Legal Matters” in the Prospectus Supplement filed December 3, 2008 in connection with the Registration Statement. By giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations promulgated thereunder.

This opinion letter is solely for your benefit in connection with the transaction described in the first paragraph of this opinion letter and may not be relied upon, used, quoted, or referred to by, nor may copies hereof be delivered to, any other person without our prior written approval. We disclaim any obligation to update this opinion letter for events occurring or coming to our attention after the date hereof.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP